Exhibit 99.(III)


                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                          ----------------------------

                                 PROXY STATEMENT
                               FOR SPECIAL MEETING
                                 OF STOCKHOLDERS

                         TO BE HELD ON NOVEMBER 18, 2002

                          ----------------------------

      This Proxy Statement is furnished to holders of shares of common stock of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Corporation") in connection with the solicitation by the Board of Directors of the Corporation (the "Board") of proxies to be used at a Special Meeting of Stockholders (the "Special Meeting") to be held on November 18, 2002 at the offices of the Corporation located at Calle 50 and Aquilino de la Guardia, Panama City, Republic of Panama, at 10:00 a.m. (Panamanian time), and at any adjournments thereof. Unless the context otherwise requires, all references to the Special Meeting in this Proxy Statement shall mean the Special Meeting and any adjournments thereof.

      The Special Meeting has been called for the following purposes:

      (1) to approve a proposed amendment of the first paragraph of Article 4 of the Articles of Incorporation of the Corporation which would increase the authorized capital of the Corporation from 75,000,000 to 185,000,000 shares for the purpose of permitting the Corporation to raise needed additional equity capital, initially through a rights offering to the Corporation's common stockholders (the "Proposal"); and

      (2) to transact such other business as may properly come before the Special Meeting.

      The Board recommends that all stockholders vote FOR the Proposal.

      This Proxy Statement is being mailed to stockholders on or about October 18, 2002. If the enclosed proxy card is properly executed and returned to the Corporation in time to be voted at the Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. The presence of a stockholder at the Special Meeting will not automatically revoke such stockholder's proxy. Stockholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Corporation a duly executed proxy bearing a later date, by attending the Special Meeting and voting in person, or by filing written notice of revocation with the Secretary of the Corporation at Calle 50 and Aquilino de la Guardia, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned but has no indication of how the applicable stockholder wants his shares voted on the Proposal, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR the Proposal to approve the amendment of Article 4 of the Articles of Incorporation of the Corporation, and (2) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Special Meeting.

      For the Proposal to be approved, the amendment to Article 4 of the Articles of Incorporation must be authorized by: (i) the holders of at least one half (1/2) plus one of all the issued and outstanding shares of common stock present or represented, as the case may be, at the Special Meeting; and (ii) the holders of at least three fourths (3/4) of all the Class A Shares issued and outstanding. The aforementioned voting requirements for approval of the Proposal are in accordance with Panamanian law and the terms of the Articles of Incorporation.

      The cost of soliciting proxies will be borne by the Corporation. In addition to the solicitation of proxies by mail, the Corporation, through its directors, officers and regular employees, may solicit proxies in person or by telephone, fax or e-mail. The Corporation will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send proxy materials to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in doing so. The Corporation may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed approximately U.S.$8,000 plus out-of-pocket expenses.

      The shares of the Corporation that entitle the holders of such shares to vote at the Special Meeting consist of the Class A Shares, the Class B Shares and the Class E Shares, with each share entitling its owner to one vote per share at meetings of the stockholders of the Corporation. The close of business on October 15, 2002 has been fixed by the Board as the record date for determination of stockholders entitled to notice of, and to vote at, the Special Meeting. As of September 30, 2002, there was an aggregate of 17,342,888.59 shares of all classes of the Corporation's common stock issued and outstanding. Set forth below are the number of shares of each class of the Corporation's common stock issued and outstanding as of September 30, 2002:

              --------------------------------------------------
                                            Number of Shares
                 Class of Shares of         outstanding as of
                    Common Stock           September 30, 2002
              --------------------------------------------------
                         A                    4,911,185.16
              --------------------------------------------------
                         B                    3,746,416.43
              --------------------------------------------------
                         E                    8,685,287.00
              --------------------------------------------------
                       TOTAL                 17,342,888.59
              --------------------------------------------------

      To the knowledge of the directors and officers of the Corporation, the Corporation is not directly or indirectly owned or controlled by any person and no person is the registered owner of more than 11% of the total issued and outstanding shares of voting capital stock of the Corporation.

      The presence, in person or by proxy, of at least one half (1/2) of the total issued and outstanding shares of all classes of the Corporation's common stock, plus one additional share of the Corporation's common stock, is necessary to constitute a quorum at the Special Meeting. If a quorum is not present at the November 18, 2002 meeting to be held at the offices of the Corporation located at Calle 50 and Aquilino de la Guardia, Panama City, Republic of Panama, at 10:00 a.m. (Panamanian time), then a second meeting will be held at 10:00 a.m. (Panamanian time) on Tuesday, November 19, 2002, at the same location. At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting.


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                             AMENDMENT OF ARTICLE 4
                                       OF
                THE ARTICLES OF INCORPORATION OF THE CORPORATION


      The Board of Directors of the Corporation hereby submits the following proposal to the Corporation's stockholders:

      o to approve and adopt the proposed amended and restated first paragraph of Article 4 of the Articles of Incorporation of the Corporation (the "Revised Article 4") which would increase the authorized capital of the Corporation from 75,000,000 to 185,000,000 shares for the purpose of permitting the Corporation to raise needed additional equity capital, initially through a rights offering to the Corporation's common stockholders.

      Article 4(a) currently authorizes the Corporation to issue up to 70,000,000 common shares without par value, consisting of 20,000,000 Class A Shares, 20,000,000 Class B Shares and 30,000,000 Class E Shares. In addition,
Article 4(b) authorizes the Corporation to issue up to 5,000,000 preferred shares. The Revised Article 4 would authorize the Corporation to issue up to an aggregate of 185,000,000 shares consisting of 180,000,000 common shares without par value, comprised of 40,000,000 Class A Shares, 40,000,000 Class B Shares and 100,000,000 Class E Shares, and 5,000,000 preferred shares. The number of outstanding common shares in each of Class A, Class B, and Class E as of September 30, 2002 is set forth in the table on page 2 of this Proxy Statement.

      The purpose of the increase in the Corporation's authorized capital is to provide sufficient authorized but unissued common shares to permit the Corporation to raise vitally needed equity capital. The recent sharp increase in the risk perception of the Latin American region, caused by events in Argentina and Brazil, has had a significant negative impact on the Corporation's asset base and capital ratios, and has threatened the Corporation's investment-grade credit ratings. As a result, the Board believes that the Corporation must raise a minimum of $100,000,000 of Tier 1 capital in order to permit the Corporation to retain its investment-grade credit ratings and thus continue to fulfill in a significant way its primary role of providing trade financing to borrowers in Latin America. The Board has determined that the only realistic way to raise this amount of capital is through the offering and sale of additional common shares at a price at or near the market price of the Class E Shares at the time of the offering. Recent events have resulted in a dramatic decline in the market value of the Corporation's publicly traded Class E Shares. On October 15, 2002, the closing price for the Class E Shares on the New York Stock Exchange was $2.95. At this price, the Corporation would need to issue approximately 33,898,305 shares to raise the minimum required capital. If the market price of the Class E Shares declines further, the Corporation would need to issue more shares to raise the minimum required capital. The Board has determined that at current (and possibly lower) price levels, and in order to preserve the flexibility to raise most of the capital through the issuance of Class B or Class E Shares, coupled with the fact that Class B Shares are freely convertible into Class E Shares (and thus that one Class E Share must at all times be reserved for the possible conversion of each outstanding Class B Share), the additional authorized but unissued shares are necessary.

      Based on statements made by Standard & Poor's Ratings Services and Moody's Investor Services, Inc., the Corporation believes that if it does not obtain additional Tier 1 equity capital it is highly likely that these rating agencies will reduce their ratings on the Corporation's debt obligations to below investment-grade. On August 12, 2002 Fitch, Inc., a third rating agency, did reduce its ratings on the Corporation's debt securities to below investment grade. The Corporation's ability to obtain the funding necessary to carry on its trade financing activities in Latin America at meaningful levels depends


                                      - 3 -
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on maintaining the Corporation's remaining investment-grade credit ratings. A reduction of these credit ratings to below investment grade would, the Board believes, significantly reduce the amount of funding available to the Corporation for its lending activities, and also substantially increase the cost of any funding that could be obtained, which the Board believes would result in an unacceptable reduction in the Corporation's ability to provide needed trade financing in the Latin American region.

      As of September 30, 2002, the Corporation's per share book value was $17.22, and thus the issuance of a large number of common shares to raise this equity capital at or below recent trading prices for the Corporation's Class E Shares would be highly dilutive to existing common stockholders. For example, if the Corporation were to issue 33,898,305 shares at $2.95 per share the impact on the Corporation's per share book value would be a reduction from $17.22 to $7.78.

      The Board is keenly aware of the potential adverse effect on existing shareholders of this level of dilution, but the Board firmly believes that the Corporation has no real choice if it desires to maintain a viable presence as a provider of trade financing in Latin America. In order to address this potential dilution, the Board intends to raise the needed capital initially through a rights offering to the Corporation's common stockholders pursuant to which each stockholder would be given the opportunity to subscribe, on a pro rata basis in proportion to its existing shareholding, for a portion of the shares being offered. Only following the completion of that rights offering would the Corporation sell shares to entities which are not stockholders. Under the Corporation's Articles of Incorporation, the Class A and Class B stockholders have preemptive rights with respect to the sale of additional Class A and Class B Shares, respectively. The Class E shareholders do not have preemptive rights, but the Board is including the Class E shareholders in the rights offering in order to ensure that they are treated fairly.

      In order to provide some assurance that the Corporation will be able to raise the required equity capital, the Corporation has been soliciting from a group of existing Class A and Class B stockholders, and several multilateral organizations (together, the "Core Support Group"), commitments to purchase some or all of the shares which are offered to existing shareholders in the rights offering, but which are not subscribed by the end of the subscription period. The Corporation has made substantial progress with the Core Support Group members toward obtaining commitments to provide this equity capital, to the extent that shares are not subscribed in the rights offering. Although the Board is confident that this capital will be available from the Core Support Group members, their commitments are or will be subject to a number of conditions (including the participation of all Core Support Group members) and thus there is no assurance that the Corporation will be able obtain this level of equity capital from the Core Support Group members.

      In order to avoid the dilutive effect of a large share issuance at or below current market prices, a shareholder would need to purchase its pro rata share of the shares offered in the rights offering. This would require a new investment in the Corporation at a time of substantially increased risks in the Latin American region and therefore may not represent an attractive alternative to many stockholders.

      It should be noted that it is impossible to predict the market price of the Corporation's Class E Shares at the end of the subscription period for the rights offering. As a result, if (as the Corporation currently believes will be the case) the rights offering and any subsequent sale to Core Support Group members occurs at or near market prices at the end of the subscription period, the level of dilution experienced by stockholders who do not exercise their subscription rights could be substantially more or less than the dilution which would occur at the current market prices. In addition, there is no assurance that the additional capital raised will be sufficient to maintain the Corporation's current investment-grade ratings. The Corporation faces significant uncertainties with respect to the countries in which it lends, particularly Argentina and Brazil, and further adverse developments in those countries or in the Latin


                                      - 4 -
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American region generally could result in the additional capital raised being insufficient to achieve its intended purpose.

      Both the current first paragraph of Article 4 of the Articles of Incorporation of the Corporation (the "Current Article 4") and the Revised
Article 4 were originally written in the Spanish language. For your reference, each of the Current Article 4 and the Revised Article 4 has been translated into the English language. Attached hereto as Annex A-1 is a clean copy of the Revised Article 4 in English and also attached hereto as Annex A-2 is a blacklined copy of the Revised Article 4 in English marked to show each proposed change to the Current Article 4. In the event of any discrepancies between the meaning of the terms of the Revised Article 4 in English and the Revised Article 4 in Spanish, the meaning of the terms of the Articles of Incorporation in Spanish will govern.

      A copy of the current Articles of Incorporation and/or the amended Articles of Incorporation (including the Revised Article 4) in Spanish and English can be obtained by any stockholder without charge by sending a written request to (i) BLADEX, Calle 50 and Aquilino de la Guardia, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama, Attention: Carlos Yap, Senior Vice President, Finance and Performance Management, Tel. No. (507) 210-8581, e-mail: cyap@blx.com or (ii) BLADEX, New York Agency, 708 Third Avenue, 16th floor, New York, New York 10017, Attention: Pedro Toll, General Manager, New York Agency, Tel. No. (212) 840-5400, e-mail: nya@blx.com.

        THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
       THE AMENDMENT OF ARTICLE 4 OF THE ARTICLES OF INCORPORATION OF THE
                                  CORPORATION.


                                  OTHER MATTERS

      If any other matters should properly come before the Special Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

                                        By Order of the Board of Directors

                                        /s/ Ricardo M. Arango
                                        ---------------------

                                        Ricardo M. Arango, Secretary



October 18, 2002


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                                    Annex A-1


ARTICLE 4: (Authorized Capital)

The corporation shall have an authorized capital of one hundred and eighty-five million (185,000,000) shares, divided as follows:

(a) One hundred and eighty million (180,000,000) common shares without par value comprised of

      1)    Forty million (40,000,000) class A common shares without par value;

      2)    Forty million (40,000,000) class B common shares without par value;

      3) One Hundred million (100,000,000) class E common shares without par value, and

(b) Five million (5,000,000) preferred shares with a par value of ten U.S. dollars (U.S. $10.00) each.


                                       A-1
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                                    Annex A-2


ARTICLE 4: (Authorized Capital)

The corporation shall have an authorized capital of [seventy five million (75,000,000)] one hundred and eighty-five million (185,000,000) shares, divided as follows:

(a) [Seventy million (70,000,000)] One hundred and eighty million (180,000,000) common shares without par value comprised of

      1) [Twenty million (20,000,000)] Forty million (40,000,000) class A common shares without par value;

      2) [Twenty million (20,000,000)] Forty million (40,000,000) class B common shares without par value;

      3) [Thirty million (30,000,000)] One Hundred million (100,000,000) class E common shares without par value, and

(b) Five million (5,000,000) preferred shares with a par value of ten U.S. dollars (U.S. $10.00) each.


                                       A-2